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SEC FILE NUMBER
001-33452

CUSIP NUMBER
890088107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
TomoTherapy Incorporated

Full Name of Registrant
N/A

Former Name if Applicable
1240 Deming Way

Address of Principal Executive Office (Street and Number)
Madison, Wisconsin 53717

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As disclosed on a Current Report on Form 8-K TomoTherapy Incorporated (the “Company”) filed with the Securities and Exchange Commission on April 21, 2009, the Company’s management and the Audit Committee of the Company’s Board of Directors determined that the Company’s financial statements as of December 31, 2008 and for the year then ended should not be relied upon due to errors in the accounting for income taxes. The errors were the result of establishing a tax valuation allowance for unrecognized tax benefits which had already been reserved for and a failure to consider all future sources of taxable income, such as items in Other Comprehensive Income, in the evaluation of the valuation allowance. The Company also netted the liability for unrecognized tax benefits as of December 31, 2008 against the carrying amount of related deferred tax asset credit carryforwards, reclassified certain current and noncurrent deferred tax assets and liabilities, and adjusted accrued expenses related to an acquisition due to reclassifying estimated deferred tax assets recorded at the time of acquisition. In connection with its evaluation of the errors described above, management of the Company determined that a material weakness in the Company’s internal control over financial reporting and the disclosure controls and procedures existed as of December 31, 2008 and as of March 31, 2009 and that the company’s financial statements as of December 31, 2008 and the year then ended would need to be restated.

It is necessary for the Company to finalize and complete the restatement described above before the Company can file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (the “Quarterly Report”), because financial information to be included in the Quarterly Report depends on the results of such restatement. Such restatement could not be completed by 4:30 p.m. Central time on May 11, 2009 (the “Filing Deadline”), and accordingly, the Quarterly Report could not be timely prepared on or prior to the Filing Deadline without unreasonable effort or expense.

The Company intends to file the Quarterly Report as soon as reasonably practicable, but in any event no later than the fifth calendar day following the prescribed due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Stephen C. Hathaway	608	824-2800
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

First quarter 2009 revenue was $30.6 million, a decrease of 21% from $38.9 million in the first quarter of 2008. The Company reported a first quarter 2009 operating loss of $14.0 million, a 17% increase from a $12.0 million operating loss for the same period last year. The Company incurred a net loss attributable to shareholders of $13.0 million, or $0.26 per share, for the first quarter of 2009, compared to a net loss attributable to shareholders of $6.2 million, or $0.12 per share, for the first quarter of 2008. In the fourth quarter of 2008, the Company recorded a valuation allowance against its deferred tax assets; therefore, the 2009 results do not include any federal income tax benefit.

TomoTherapy Incorporated
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2009	By	/s/ Stephen C. Hathaway

Stephen C. Hathaway
Chief Financial Officer and Treasurer